EXHIBIT 99.8
Transcrip CNBC QnA
INFOSYS TECHNOLOGIES LIMITED
CNBC BOARDROOM
OCTOBER 11, 2006

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies - CEO and MD

Kris
Infosys Technologies - COO, President and Joint MD

V. Balakrishnan
Infosys Technologies - CFO

Mohandas Pai
Infosys Technologies - Member of the Board

S.D. Shibulal
Infosys Technologies - Director and Head - Worldwide Delivery and Sales

Chandrashekar Kakal
Infosys Technologies -Head - Enterprise Solutions

Eric Paternoster
Infosys Technologies -Head - Insurance, Healthcare and Life Sciences

Udayan

Nandan Nilekani, Kris Gopalakrishnan and V. Bala Krishnan join us, the first few members of the Infosys top management. in a bit of course more members will trickle in, but first let us start with them. Gentlemen, morning, and thanks very much for joining.

Nandan, the street is very happy with the numbers. There were apprehensions that because of all the talk of US slowdown you may choose to be a little bit more circumspect this time, but your guidance is even stronger.

Nandan

I think we had a good quarter. We grew sequentially in dollar terms at 13% and in rupee terms at 14.5%. We also had a 2.5% improvement in our operating margins through visas, SG&A and rupee depreciation. Right now the business is good. We did check, all our customers are making the commitments. So we are able to revise our annual guidance to over $3 billion which comes to about 40-41% annual growth rate in dollar terms.

Udayan

Are you assuming any uptake in pricing at all? Because in this quarter we are seeing....

Nandan

This quarter there has a been a 1.2% uptake in blended revenue productivity, but basically we are not assuming anything much different, in the sense that its slight upward bias but nothing more than that.

Udayan

There is no worry at all, because your guidance is now at Rs. 66 for the full year. There is no worry that you are picking up from your clients at this stage about a possible slowdown and its impact?

Nandan

We did do a dipstick, because we had heard about the fact that there was this concern about a global slowdown, but our conversations with the clients have not indicated that. We believe that our clients continue to believe that they will invest in us as they have done before, and that is why we are able to give a 40% plus guidance.

Mitali

Bala, the margins have come out quite strong and this is despite the fact that your other income has fallen a little bit. Can you see stability in terms of margins and a 30+ kind matrix for the next few quarters?

Bala

I think so. We have clearly said that we will be able to maintain the operating margins on a year-on-year basis. The first quarter it went down for a couple of reasons. One is the visa cost had increased and second the wage increases taken in the first quarter. But second quarter we have got the benefit of visa cost and the rupee has also been in our favor. Even though it is marginal, it has been in our favor. So overall I think we are comfortable with achieving the margin target for the whole year, which will be stable as compared to last year.

Mitali

In terms of volume addition, besides from your existing clients, did you see a lot of traction with new clients and are you getting these new services in at higher billing rates?

Kris

We added 45 new clients, 10 Fortune 500 type companies. So very strong client additions. We are seeing 3-4% increase in business coming in from new clients and about 2-3%, a similar number from existing clients when it comes for revision. Over the last three quarters we have seen revenue productivity going up slowly. It seem it is inching up, so that reflects it.

Udayan

Nandan I believe that your $ 70 million clients have gone up from 3 to 6 between the last quarter and this quarter. Have you seen some serious ramp up happening for the large clients?

Nandan

I think the good thing is that if you look at our top 10 clients and if you look at our top 25 clients, I think we are seeing good growth and that has contributed to what is happening here. Also I think now we have a broader constellation of top clients in the sense that, we have many more in different industries, in different parts of world who are growing with us. They could be in financial services, telecom or whatever. So I think that is contributing to the growth.

Udayan

Do you see yourself tightening your belt on the SG&A some more, because in this quarter you have done some of that?

Nandan

Well, we have already got a 0.5% improvement in the operating margin this quarter with the SG&A but I think I wouldn't say it is tightening. I think we are seeing it as economy of scale. What we have to spend on marketing, what we have to spend on sales, we will do that but just the growth of the company and the size allows us to get that economy of scale.

Mitali

This time Nandan it has been ticks on almost every count, your top and bottom line growth, your operating margin as well. As you look into the next few quarters what do you see as the biggest challenge? Maintaining the volume growth, getting the sort of bottom line growth or maintaining your margins itself?

Nandan

I think on the volume growth we are comfortable with the revised guidance of over $3 billion. On the operating margin, I think this quarter we have seen a significant improvement of 2.5%, but on an annual basis, as Bala mentioned, it would be comparable to last year. I think on the net margin side we have seen improvement this quarter. Again, if you look at the improvement this quarter, we had given a guidance of $ 0.33 and we have done $ 0.36 cents out of which 1 cent has come from rupee depreciation and 2 cents from the growth. So I don't see any specific concerns. I think we hope to be able to deliver on all the various dimensions.

Mitali

Tell us a little bit about your sponsored ADS and when you plan to offer that?

Nandan

Well, I am limited by what I can speak about the Sponsored ADS. It has been approved by the board. It is up to 30 million shares. We have articulated a long-term goal in being in one of the global indices. So this is part of that journey. Beyond that we can't really talk about the ADS due to SEC laws and other constraints.

Udayan

Is that being offered only to the Japanese investors?

Nandan

What I have said is all that I can say.

Udayan

Okay. Bala can you just split up this 250 basis points improvement in margins between where it came from, the different components?

Bala

We got 1.1% improvement because of visa cost, because last quarter it was $11.5 million or so, this quarter it was $3.5 million. Rupee depreciated by something around 1.4%, that impacted the operating margin by 90 basis points. We had 50 basis point benefit on the SG&A because of the scale. So overall if you add up all that it was around 2.5% improvement in the operating margin for the quarter.

Udayan

Kris anything notable that you want to speak about in terms of some verticals which outshone others in this quarter?

Kris

All around there has been good performance, but if you want to pick out some verticals, our banking and capital markets, telecom, energy and utilities, these are some of the verticals. Europe of course continues to be strong. From a services perspective package implementation, consulting, BPO, testing, these services stand out as above average growth. But overall I think all parts of the organization have come together to do a very good job.

Udayan

Nandan tell us a little bit more about this dipstick that you spoke about. What are they saying? For the moment no worries or are they saying as long they can see there is no problem?

Nandan

Nobody can give a definitive commitment for the next umpteen years but I think what they are saying at this point in time, they do see an increase in spending, particularly that part of the spending which goes towards offshore. I mean that is important point. And we have been saying this for several years now that it is not the quantum of IT spending going up which is the issue, that is not going up that much after the bubble, but it is actually the fact that it is being reallocated in a way that there is more productivity for that money, which is how we benefit and that is why we take market share away from the legacy players. So I think in that context they are saying that they will continue the spending the way they have been and that is reflected and articulated in our guidance.

Mitali

Bala the rupee has strengthened quite a bit ever since Q2 began. Have you changed at all your hedging strategy for the next few quarters?

Bala

Our hedging strategy remains same. We are taking hedging positions for the near future, may be next one to two quarters. That has not changed. We are using options more today than it was earlier to hedge our exposures. Today we have a hedging portion of $373 million, which is equivalent to may be around 50% net inflow cover for the next two quarters. I don't think we have changed our hedging position but all over the world the currency market has become very volatile. We have to focus on that and make sure the impact is minimal on us. We don't want to take any long-term bet and at the same time we don't speculate. We want to hedge our positions for the short term and try to manage it.

Mitali

Nandan just as a snapshot how have the subsidiaries performed and are you seeing margin improvement across your subsidiaries as well in this quarter?

Nandan

Overall the subsidiaries have contributed totally about $5 million to our bottom line. So our bottom line of Infosys is $193 million and consolidated is $198 million. But among that clearly Progeon and Australia have been profitable. China and Consulting continue to be in investment mode. But I think the fundamental drivers of strategy are all in place. In Consulting, we are seeing a lot of new customers being added. We are seeing a lot of assignments that are transformational in nature. In China, we are seeing some improvement in the local business. So I think whatever we had planned is on target.

Udayan

Kris are you seeing any visible signs that pricing finally will be beginning to ease up a little bit, because there is some apprehension that in a market which might be slowing down it will be even more difficult to push through aggressive pricing. What are you seeing that this quarter's pricing improvement?

Kris

Definitely it is not an aggressive pricing kind of environment. What we are seeing is a slight uptake in pricing, about 3-4%. And it is consistent, that has been happening for the past three four quarters. Our clients also know that the costs in India are going up. So there is an acceptance. The climate is that they are willing to accept that at this point.

Udayan

Would you say Nandan or would it be unfair to say that you are probably going a little bit easy on the spending curve now because last three or four quarters you have been aggressively spending both on SG&A and on infrastructure. Is that likely to ease off a bit in the next few quarters?

Nandan

No, I think as I said we are not going to compromise on what we have to spend on infrastructure or on SG&A, because that is the lifeline of the business. In fact as the Bala said, one of the big reasons why we had an improvement in operating margin actually was reduction in visa cost, 1.1% was the contribution of the visa cost reduction to the margin. So I think we are not going to compromise on what we need to do. For example, on training, and Mohan will talk more about it, we are spending a $140 million this year. So I think where we have to invest in the business, whether it is on people or whether it is on the market side, we will not compromise.

Mitali

How are you feeling about business generally Nandan from where you started off this financial year with and where you are at this point. Do you think things might be a little more tame because of this overall concerns in the US or there is no reason to?

Nandan

Well I think as you can see in the fact that we have revised our guidance on both occasions that we began the year with a certain perception of what the growth will be and in both times we have been able to revise it upwards. I think the fact that in this environment, we can get 40-41% growth in dollar terms, grow from $2.15 billion to over $3 billion, one of course it confirms that the market is still robust for our value proposition and I think it is important to understand it is not a overall market scenario. It is not that every IT company will have these benefit. This benefit comes because we offer a superior compelling value proposition. I think the second point is that I think at Infosys in last several years, the huge investments we have done in training, in infrastructure, in creating a performance work ethic for our employees, in investing in solution building, domain capability building, they are all mundane things, they are not exciting things, but these are the things that are really making this company achieve this kind of growth.

Udayan

Three or four years back you had a period of slowdown in the industry Nandan. At this point can you see something like that looming ahead, not two quarters ahead, because you have been through one such down cycle three or fours years back.

Nandan

I think in business there are always cycles. There are always times of ups and downs. It is partly to do with the external environment, it is partly your ability to manage the scale and there are many reasons for that. So I really can't comment too much into the future on those things. I think, at this point we have a good business environment and we hope to do 40% growth for the year.

Udayan

Okay that is fine. Kris, now we ask the question and it is still I was going to say what the analysts would say that in a tame environment if they get 40% plus, then this is fine. Kris, any concerns on attrition? That is what one of the analysts pointed out that it has just notched up a little bit this quarter.

Kris

It is a reflection of the market in India for this business. Clearly there is lot more activity happening in India. It has inched up to 12.9%. We have tried to address this by looking at salary increases, compensation increases. We still retain our position as a best employer in India and we are definitely are trying to address that at this point. It has inched up.

Udayan

Bala, in that guidance that you are holding out for the full year what you are assuming in terms of volume and prices?

Bala

I think we are assuming a stable pricing environment and this is mainly going to come because of volume growth. We are saying that we will be growing at 6.6% in dollar terms in the third quarter, and our full year guidance assumes a 5% growth in the fourth quarter. So it will be mainly coming because of volume growth.

Udayan

And assumed margins for the full year would be about?

Bala

Margins, we are saying stable as compared to last year. So in India the operating profit may be around 31.5% to 32% EBIDT.

Mitali

Are you seeing the change in revenue split as well Bala across geographies?

Bala

I think Europe is growing faster, but if you look at the quarter, it is more or less stable in terms of percentages, but definitely Europe is growing faster than US.

Udayan

Okay Nandan we will let you go now. The rest of the team will remain with us. Congratulations and thanks very much. Good luck for the rest of the year.

We will take a break now. Nandan will step out but the rest of the team members from ______ after this break. Keep watching the Infosys Boardroom is still on.

Welcome back. The market is still up. Infosys is just hovering around that Rs. 2,000 mark. Two new members of the Infosys top management team have joined in. They are T.V. Mohandas Pai, member of the board and who overseas HR in the company right now, he is with us. And S.D. Shibulal who heads sales and customer delivery also joins in. Of course Bala and Kris continue with us now for the next leg.

Gentlemen morning. Mohan from an HR perspective what have you done this quarter and would you talk a little bit about the attrition point which Kris was talking about which has gone up a bit?

Mohandas Pai

Well the first thing we have done is to solve the supply problem, in the sense that we have got in 10,795 people, last quarter we had got in 8,097 and we are upping our numbers to 28,000 for this year from 25,000. So we have got in about 4,500 laterals across the corporation in the two quarters, which is a great achievement compared to where we were last year. So they have come in. Attrition has gone up by one percentage point compared to the previous quarter. Last quarter went up by 0.7%. When you analyze attrition, the largest increase has been in the one year plus category, in the sense that people who come out of training, we see an increase in people who have gone for higher studies, we see an increase in people who have joined after one year they leave for whatever reason, may be the fitment etc. So we are working on a series of measures to make sure that we reduce the attrition. Out of 12.9% involuntary attrition is about 2.9%. That is people whose performance is not very good, and people who joined the training but could not complete the training. In the training process we also upped our requirement for quality, in the sense that after you have joined you undergo training, you have to get a high level of marks to get confirmed to make sure that quality is maintained at the entry level and we pay more. So I think, this tightening up has happened. But overall the market is buoyant. There is a greater demand for people. So we are seeing an uptake in attrition.

Udayan

You have been aggressive on the recruitment front, yet I believe your utilization ratio has gone up this quarter?

Mohandas Pai

Yes because the recruitment of people excluding the laterals, means that they need to be trained. So we have a large number of people in training, about 6,000 odd people in training right now and they will be coming out of training in large numbers this quarter. So we will see a larger number of people coming into delivery and that means hopefully that we will come back to may be 77-78% utilization and give us flexibility. But overall if you see two quarters of double-digit growth which has happened after a long time and we see utilization at 79-80%, it is an ____ that we have done well in HR.

Mitali

Shibu what has been your experience in terms of sales and which client sizes have you seen the greatest growth in?

Shibulal

This has been a good quarter for growth. We have seen 13% growth all around. Almost all the geographies have grown. Europe has dipped marginally but that is just seasonal, I don't think there is any materiality.

On the vertical side, we have seen higher growth on banking and capital market segment. As a percentage of our revenue, it has gone up from 29.4% last quarter to 30.7% this quarter. We have seen good growth in telecommunication, communication service provider space. We have also seen good growth in energy and utilities space. That is on the vertical side.

On the service side, we have seen good growth in package implementation. It has gone up from 16.5% last quarter to 17% this quarter. I think our story of consulting plus package implementation is really getting traction in the market. We are seeing a pretty strong pipeline on large deals which consists of package led business transformation kind of deals and we are seeing good traction in that space.

Mitali

Is there any space at all in which you are getting the sense that may be demand is slacking a bit or because of the concerns of a slowdown in the US, they are easing off the pedal a little bit.

Shibulal

Actually we have recently done a customer dipstick survey, it is in progress. What we have found is three things. One is most of them telling us that the budgets will remain stable or with a slight increase possibly. There is no serious reduction which they are seeing in the IT spend and they continue to prefer offshore. These are the three points which we are seeing in the short dipstick survey which we have done in the last month or so.

Udayan

Mohan can you give us an update on Progeon as well and what has been the picture and what kind of recruitments have happened in this quarter there?

Mohandas Pai

Progeon has done revenues of $33.8 million and has done well, about 16% sequential growth. They are bang on target. They have got 24 clients, 3 new clients this quarter. They hired about 2,200 people in this quarter itself. Attrition is about 38%. And they have got about 23% net margin. So Progeon is doing very well in terms of growth, putting investment back into the business. Their F&A practice is growing. Their ability to deliver on the order management side has made them one of the top three providers in the world. Their knowledge management service is growing at the rate of $1 million plus per month, which is very good. They have 300 extraordinary consultants. So I think the business is doing very well and growing up to plan and the fact that we have a large number of client conversations going on simultaneously means that. And today working with the rest of the business in terms of getting end-to-end integration is obviously the strong selling point, and that is a big change we have seen in the last one and half years.

Udayan

Bala, Mohan spoke about lateral hiring. With that kind of aggressive lateral hiring are you seeing any kind of wage pressures, cost pressures building up which could pressurize your margins in the coming quarters?

Bala

Not really. I think our guidance factored in those hiring and we have a good pyramid structure, it works. Because hiring 28,300 employees when the freshers comes in the average per capita cost comes down. That gives us a benefit on the margin side. Our guidance factors in the increased lateral hiring and we believe that we will able to maintain the margin despite of that.

Mitali

Mohan, Kris was alluding to salary hikes as well. By which quarter do you expect that to happen and across which lateral really?

Mohandas Pai

Well this quarter we had a small hike for people in the category where they have spend more than one year in the company, because we found that there is a mismatch. We wanted to do it in the first quarter. We could not do it because we had to spend an enormous amount of money on the visas. So we think the next hike of course will come in April, because April is the time when the hike is going to come. But if you look at the scenario, it is very clear that 12-15% wage hike which is what has been there for the last 3 years will continue to be the theme in the future because we don't see any change and industry growing means that at the middle level there is going to be a greater demand for people. I think that will make sure that there is some kind of consolidation in the industry. We have already seen that happening. The big five in India are going pretty fast, the next level the growth rates are lower and there is a scramble for people. So I think the success of this industry will depend upon the capacity to hire a lot of people, train the people, enable people and get in the middle level, and to maintain attrition at reasonable levels.

Mitali

Have you increased your capex plans as well for this financial year and the next one?

Mohandas Pai

We have Rs. 1,600 crores of capex and we stick to it. We have spent about Rs. 522 crores in the first two quarters and we have to spend the Rs. 1,000 crores in the next two quarters. But the challenge about capex is the capacity of the system to come up to speed is limited. Today with environment approval takes 6-9 months. We have requested the Prime Minister of this country to intervene because you should have norms whereby you comply, there should be self-compliance, but here is an approval process. The license quota raj is coming back, and that is hurting growth, because if you grow at 30% a year and that means you grow at may be 6-7% a quarter, you cannot afford even 2 months delay. And here, for example, building should come up, the road should improve, the capacity. I think this whole country is massing out in capacity and that is becoming a challenge for this industry. It is a very big challenge.

Udayan

Kris, a quick word on onsite/offshore mix. Any changes in this quarter and going forward do you expect any changes?

Kris

Onsite has slightly gone up this quarter and that is primarily because we have more project starts. As growth ramps up, project start onsite and it is reflected in the percentage. We expect the percentage to be in the range between 30-35% and it is well within that range today and it is managed. It is managed by looking at the business mix, it is managed by looking at proactively shifting work. Every service we offer looks at what is the optimum percentage. In package implementation, for example, about 37% is the onsite. When we started about 3-4 years back, 80% was onsite. So we look at proactively shifting work offshore which benefits the clients and benefits us.

Udayan

Let us take a break. When we come back of course much more. We are half way through the Infosys Boardroom for this quarter. We will be back with more. The stocks still very strong at Rs. 1993, seven rupees short of Rs. 2,000, and the Sensex is up 140 points at 12,500 plus. We will be back.

Welcome back. It is a good morning for the markets, 137 points up, 12,500 more or less, and technology is powering ahead led by Infosys of course, which is a big winner with TCS, Satyam, Wipro. All of those stocks have sort of ____ that. We have got a few other sectors which are coming through. Now, HPCL is not looking too bad and a few power stocks are also up and about. So it is a good morning of trade, no question about that with the good news from Infosys. Two members from the Infosys top management have also joined in now. Chandrashekar Kakal is head of the Enterprise Solutions. He is VP - Enterprise Solutions. And Eric Paternoster heads Insurance, Healthcare and Life Sciences vertical for Infosys. Gentlemen thanks for joining in.

Chandra big vertical for you, Enterprise Solutions, what has the performance been this quarter?

Kakal

We have grown very well in this quarter, about 17-18% of growth quarter-on-quarter, 53% growth year-on-year. Generally the spending in the package implementation space is going up and then we have done very well in this quarter.

Udayan

Big volume growth or are you seeing some pricing improvements?

Kakal

We have seen a mix of both, volume growth is about 50% of the real growth and then price growth and mix growth. The onsite percentage has gone up by a couple of percentage point, so which has also added for the price growth. So it is a mix of both, volume growth and then the price growth.

Mitali

What are you factoring for the next few quarters Chandrashekar, the same volume growth and holding this sort of pricing improvement as well?

Kakal

Generally the package implementation spending is going up everywhere. We are seeing very good growth in Europe happening. The outsourcing and offshoring is picking up in package implementation space in the European customers very well. It is not only that traditional UK and Germany, but we are also seeing growth coming from other countries like Norway, Finland and all of that. So there is a general spending growth happening very well. There is a lot of spending happening on globalization, standardization of their package implementations, consolidations, standardization of the different ERP systems what they had earlier and then brining all of them together and doing a global roll out. So a lot of spending is happening in the ERP space and generally the epicenter of the ERP ecosystem has shifted offshore to India and we have started making waves and our profile has also gone up. We have been invited now for larger multi-million dollar implementation deals, larger global roll outs and we are also doing a lot of audits on the implementation which have not gone well in the past done by somebody else and then we are being invited for that now. Our profile is going up.

Mitali

Eric, what about health care and insurance, what sort of sequential growth have you seen in? Are you managing to get new clients at better prices?

Eric

Yes we are. We have had 21% growth this quarter year-on-year and one of the real exciting things is that a lot of the old insurance companies that were early adopters of offshoring are actually taking another look at how they do go resourcing and it is opening up opportunities with some of the absolute largest players in the North American markets. We have signed up a large global P&C company for a global BPO deal. We have also opened up three of the largest P&C companies in the US, three of the top 10, just in the last quarter. So even though there were early into offshoring, they are actually taking another look at how they have done it and looking at new ways to implement it, looking for companies that have greater scale than may be who they have held it with initially and looking for people that actually can bring a whole range of solutions and not just application development.

Udayan

Could you give us some examples of healthcare deals particularly which you might have cracked this quarter?

Eric

One that we opened up in healthcare this quarter was at one of existing clients, we competed against two of the multinational competitors and defeated them for a claims integration project. That company has grown rapidly through M&A activity and they had multiplicity of claim systems and we are engaged in an effort to weld together and rationalize all their claim systems in North America and come onto a common platform. So that will be in double digit million dollars over multiple years.

Udayan

How much of this work can you also spin off to Infosys BPO? Are there any synergies between the insurance and healthcare, work that you are getting which you can pass down some of it to Infosys BPO?

Eric

Well the way we do it is that we look at the total solution that the client is looking for and we come in right upfront and together rather than we opening it up and then spinning it off. We are actually going to market together. So in the insurance space, for example, we are working for a client in the employee benefit outsourcing area and we are actually working together where I am doing the data conversion and the technology work to bring on near client base and then the BPO is actually doing all the back office processing through the benefits outsourcing.

Mitali

Shibu from a couple of quarters back to now, are you getting the sense that those concerns or those worries on offshoring have abated a little bit?

Shibulal

Yes, I think during the election period and other times there were some concern about offshoring and outsourcing in the US. It seems to have come down. It is not in the forefront as any of the newspapers. It is not being discussed. There are a number of large deals which are in the pipeline, some of them which we are pursuing. It shows that those concerns have come down.

Udayan

Haven't heard big deals we mentioned for 3-4 months now Shibu. Are they slowing down? Because last quarter we had lot of headline grabbing bid deal news. This quarter has been fairly quiet in comparison.

Shibulal

First of all let me give an update on one of the big deals which we won. Last year we had announced that September 1 st of last year, we had announced the ABN deal, one of the largest deal which we won multiyear global support. We have completed the transition on time within budget, this is a big milestone for us because this is by far the largest transition we have done so far. It is also very important for ABN because it will allow them to get the efficiencies and the productivity increases they were ultimately planning for. Now on the big deals, we pursue about a dozen of them at any point in time and then they vary from probably $50 million up to large deals and we have to qualify them very diligently because these are non-incubation deals and a lot of investment. So even at this point in time we are probably pursuing about a dozen of them.

Mitali

Mohan you want to comment on that? Is that not priority for you right now?

Mohandas Pai

Well I think it is. Because big deals obviously have a place in the market place, but big deals cannot drag the business. Big deals are lumpy, they are very competitive, but big deals are transformational. They indicate your capability to help a customer to transform, but if you keep depending on the big deals and they become a very large part of your revenue source, then obviously the risk in your revenue profile changes. So I think big deals have a role and we have a practice set up specifically for that.

Udayan

Mohan have you re-looked at your recruitment plan and staffing plan over the last three quarters? It seems you have become more aggressive. You are willing to keep a slight higher bench so that you are not caught short. Because last two three quarters you have been adding on significantly more people than last year.

Mohandas Pai

Yes, strategically we want to have a higher bench. We want to work at 76-77% utilization. We are planning much better in advance. We are getting people in through the door. The business requirements have become much more complex and we need more people and we have to take the risk. If you notice that last year, our growth was trimmed because of the fact that we could not get the people in the door in time and we did not have a strategic bench and people were totally stretched out. Remember we have 17 different units today. Each unit works at different level of utilization. Some could be at 85-86%, some could be at may be 72% and people are not fungible. So earlier we were in assumption that people can go from one unit to another when there is a need, but today people have got very specific skills. They are specialists in the particular vertical and their capability to move across is also limited. We also have 17 very strong leaders, and these leaders want to grow their business, and they are not very happy about letting people go to some other unit. So this complexity has made sure that we have a utilization of 76-77% and that works well for us and if you look at what we have done, last quarter and this quarter both times we have grown double digits, and we could do it only because Shibu drove down the utilization to say we need more people and we are working at safe levels. So we have the flexibility of 4% in a system at any point of time to take advantage of what the market offers and that I think is making sure that we can grow at the maximum rate possible for anybody in this industry.

Udayan

Fair point. We will take another break. When we come back much more from our top management. We have got a few other questions to ask about those big deals and our last shot at the management indeed what they see for the second half of this year, when we come back after this break.

Welcome back. Our last bit with the Infosys top management for this quarter. The markets holding remarkably well, around 12,500, and the Nifty is still holding very solid at 3,600 plus.

Chandra, there have been a few reports floating around that if there is a US investing slowdown and a cut back then may be enterprise solutions, ERP, package implementation could be hit the most. Is that a valid concern? Do you see any signs of that in the foreseeable future?

Kakal

I don't see that as a concern. In the first place while the US spending on the IT sector may be flattish but the package implementation space spending is picking up again. Because to compete in the flat world, they are all spending money on standardizing their ERP systems and they are also spending money on top of their ERP investment in the space of business intelligence, CRM and all of that. So a lot of globalization and then standardization is happening. So I don't see that coming down. Secondly, for us Europe is picking up. Even if the US comes down, Europe is picking up. Ours is a very diversified portfolio that way. So we operate in US and Europe and Asia Pacific and the package implementation dependence on US is lesser compared to Infosys average. So our revenue comes from US about 50%, about 33% from Europe and then about 15% from rest of Asia Pacific and Rest of the World. So it is a very diversified portfolio. Secondly, in terms of industry verticals also we are very diversified. So, if the manufacturing spending goes up, if retail goes up, wherever it goes up so we will be able to pull out the resource and then add them to that. So it is a very diversified portfolio and I don't see a slowdown in the package implementation space growth.

Mitali

Mohan, we were talking to Nandan about this as well. As we look out into the next few quarters what do you see really is the biggest challenge at this point?

Mohandas Pai

I think the biggest challenge we see is obviously in the HR area. I mean you would expect me to say that because if you look at companies which work like we do in this part of the world and we want to grow and be among the top 2 or top 5 or whatever it is, the biggest challenge is going to be are we able to generate the kind of leaders that we need, are we able to get the domain experts and specialists that we need, are we able to drive productivity and meet the needs of growth? The top 3 companies in this country today are close to 200,000 people and each of them is growing may be 30% plus and they have to add 75,000 to 80,000 people in the next 12 months if the growth projections remain, and even if there is a recession in the west or there is a slowdown in the west, we have seen in the 2004 that the impact is felt the least in the outsourcing industry offshore because here we are able to drive benefits in the form of lower costs and higher productivity in technology which other destinations cannot. So to me, more than the market place at this point of time, it is the HR challenge which is the biggest challenge and those companies which can solve it and do it better are obviously next three years are going to be the winners.

Mitali

Eric for your vertical in specific, what sort of deal sizes are you pitching for at this point and just specific to your business, what is the big challenge?

Eric

The deals size varies. We have actually won one large deal this past quarter. It is under nondisclosure but it is in the life insurance area and the finalist was a multinational and it will be in the $75 million range over 5 years. We have also though come down and we enter strategic new accounts through our solutions program and that might be down to as well as $500,000 to a million dollar. So the new clients that we have added this year which we have added 12 clients this year, are varying from over that extreme. I have three large deals in the pipeline right now, one in each of my three sectors. Like Shibu said we go through a rigorous qualification process and to do a large deal, it has to be strategic. So I have right now just happens so I have one in each sector. Last quarter, I just had the one in insurance that we were chasing and we were fortunate to win it. So we still look at large deals but we are looking to make sure that the relationship that we go into with the client is strategic and not just coming in as a commodity provider.

Udayan

What do you classify as a large deal, 50 million plus?

Eric

Yeah, $ 50 million plus. And there is an element of re-badging. We have a set of rules for especially large deal you need to get engaged. So if there is a possibility of re-badging exists if you have your SLAs over multiple years that guarantee productivity improvements and a certain deal size, then it qualifies as a large deal.

Udayan

So would you have closure on those three deals either way plus positive or negative in this quarter?

Eric

Two would close in the coming quarter and the third would close in Q4, one way or the other.

Udayan

Shibu likewise for the other 12 that you were talking about, could you give us what is coming as ____.

Shibulal

Actually we completed the ____ deal closer last quarter.

Udayan

Which you were not happy.

Shibulal

Some of them were not under nondisclosure. These deals close in 6-9 months. So these three, if ___ is right I don't expect too many more closures next quarter, it will be further quarters out.

Udayan

But all 12 come up for closure in the next 6-9 months?

Shibulal

Yeah, 6-9 months.

Mitali

Mohan you were talking about Infosys BPO, but one update on the Chinese subsidiary, and how things are shaping up there?

Mohandas Pai

Well I think the Chinese subsidiary the things have been slower than what we wanted primarily because we do see some concerns from clients in the western world about moving work to China on accounts of IP and other areas. We are working with the few clients. Local business is now picking up. We are about 780 people there. We wanted to be higher. So I think we have slowed down a little bit compared to what we wanted to do and it has been a tougher market to crack than we anticipated, but we are strongly committed to being in China. In the BPO area we have won two clients. We have got about 40 people working and we are going to add another 30-40 people to a second client and we are seeing greater traction there. And over a period of time we hope to bring a wider array of services and once this discomfort gets lesser we will see a rapid growth.

Udayan

Mohan just a quick word on SEZ, I mean lot of has been written and spoken about SEZs. You have made an investment. I mean you have already made a commitment to Mahindra but how do things stand with your clients there given though hue and cry?

Mohandas Pai

Well I think we are ahead of our plan. For example, we have got an SEZ sanctioned in Mangalore. We have got an SEZ sanctioned and working in Chandigarh. We have a large SEZ working in Chennai. We have got a SEZ that is sanctioned in Pune. We have got a SEZ sanctioned in Mysore. In other locations we are looking at how to get them sanctioned. SEZ as a concept, is very good for this country. So I think all the SEZs where we are, it is land which is already with the government or lands which is barrens. We don't have this challenge of wet land and crops and all that because we were very clear about what we want to do and the quantum of land that we need is very small. But SEZ concept is good. But I think in the software industry the biggest challenge is what will small players do after 2009? If you are starting a company in your backyard Udayan and you want to hire five people and you want to grow a product and you want to export and you want a million dollars and you are going to pay tax, then you are at disadvantage compared to guys like us, who can invest and who can plan ahead of requirements, and the great majority of the companies in the industry are smaller companies and we have to look after them. We were small company who become big companies and we must not choke them. So the policy requires a relook and we have been working with NASSCOM to ask the government to relook at it, because this is an entrepreneurial driven, individual driven, innovative, creative industry which we have to foster at all cost.

Mitali

Shibu, when you speak to all your clients abroad across geographies really, what is it that they want to hear from you as a management or see more from domestic technology companies even now?

Shibulal

I think they expect us to understand their business better and better and better as times goes by and that is why our transformation stood out. Consulting plus ES story is getting better and better traction. Because today they see us not the transit providers, they see us as business solution creators for them. They expect us to participate in their transformation journey which means that we need to understand their business better and better as times goes by. That comes through in conversations, in our customer satisfaction surveys very clearly that they expect us to be thought leaders in the business space in which they operate.

Udayan

Just one final word Shibu, not asking for any specific guidance or anything like that, but when you did your dipstick survey did you hear anything about beyond two quarters, or was it specifically for this quarter and the next quarter or did any thought come up for 2008 at all?

Shibulal

Actually our dipstick survey was more about next year budgets, 2007 budgets because we were already into the planning stage of 2007-2008. So the survey was more related to how your budgets will do next year? How will your spend go next year and things like that? And the results say that budgets remain flat with some minor increase or small increases. They don't expect too much slowdown in the IT spend and offshore will remain favorable.

Udayan

So you are saying for 2008 you don't have too much reason to be concerned at the end of your dipstick survey?

Shibulal

At this point looking at what all we have completed, we don't see too much concern for 2008.

Udayan

Okay on that note we will say thank you to all of you, always a pleasure, thanks very much, good luck for the rest of the year. That is it from the Infosys top management. It has been a very good quarter. Once again their guidance is robust and as we ended the dipstick survey was for 2008. If you had concerns that may be next year things will slowdown, at this point Infosys says they have no reason to believe so. This is not to say that they are holding out a 50% guidance for FY08. They are simply saying that offshoring will continue to be the robust from their clients from them to hear for 2008 and not the next quarter. On that optimistic note, we shall say goodbye to you from Bangalore but we will be back to place the market from the Infosys headquarters at this time around. So 2:30 on India Market Wrap we will be live from the Infosys headquarters once again. Lets us see if we can pull one member of the management aside in the afternoon as well. See you them.